February 25, 2011

EURASIAN MINERALS INC.
Suite 300, 570 Granville Street
Vancouver, BC V6C 3P1

Attention: David M. Cole
                   Chief Executive Officer

Dear Sirs:

Re:             Provision of Finder Services for your Private Placement

This letter confirms the terms on which Global Resource Investments, Ltd. (“Global” or the “Finder”) agrees to provide services as a finder (the “Services”) in respect of a private placement (the “Private Placement”) by Eurasian Minerals Inc. (the “Company”) of up to 5.5 million units of the Company (the “Units”) at a purchase price of C$ 3.25 per Unit as announced on February 18, 22 and 25, 2011. Pursuant to those announcements, each Unit will consist of one common share of the Company (a “Share”) and one-half of a common share purchase warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase a further Share (a “Warrant Share”) at C$ 4.00 for two years.

Description of Services

The Services shall include:

  using commercially reasonable efforts to locate potential purchasers of up to 3 million Units in the United States of America, its territories and possessions, including the District of Columbia (“United States”) and outside of Canada and the United States, with whom the Finder has pre-existing business relationships and who the Finder reasonably believes are qualified to participate in the Private Placement;

  arranging for such investors to receive, or directing them where to obtain, corporate and business related information of the Company from publicly available sources, including SEDAR;

  introducing such investors to management of the Company and, if requested, assisting such qualified investors in completing the subscription agreement (“Subscription Agreement”) for the Private Placement provided by the Company; and

  gathering and forwarding the completed Subscription Agreements and the funds therefor to the Company to hold, in trust, pending closing of the Private Placement.

The Company acknowledges and confirms that:

7770 El Camino Road • Carlsbad, CA 92009 (760) 943-3939 • (800) 477-RULE • Fax: (760) 943-3938 • www.globalresourceinvestments.com

EURASIAN MINERALS INC.
February 25, 2011

(a)	the Services are provided as a finder and facilitator only and not as the Company’s agent; and

(b)

the Finder shall not bear any responsibility or assume any liability for any statements made by the Company in connection with the Private Placement, including the accuracy of any representations made by the Company to any investors in the Subscription Agreements provided by the Company.

Finder’s Fee and Expenses

In consideration of the Services, the Finder will be issued that number of:

(a)	Units as is equal to 5% of the number of Units purchased by investors introduced by the Finder, other than investors that are insiders, or affiliates of insiders, of the Company; and

(b)

non-transferable warrants (“Compensation Warrants”) as is equal to 5% of the number of Units purchased by investors introduced by the Finder, other than investors that are insiders, or affiliates of insiders, of the Company, each Compensation Warrant entitling the Finder to purchase one Share at C$ 3.50 for two years.

(collectively, the “Finder’s Fee”)

The Finder acknowledges that the payment of the Finder’s Fee is subject to the approval of the TSX Venture Exchange (the “Exchange”).

The Company shall also pay the reasonable fees and disbursements of the Finder’s legal counsel (the “Expenses”) in connection with the Private Placement.

The Finder’s Fee and Expenses will be paid and delivered on closing of the Private Placement.

Conduct of the Services

The Finder acknowledges that the securities to be offered in the Private Placement (including Warrant Shares) and issued in connection with the Finder’s Fee have not been, and will not be, registered under the Securities Act of 1933, as amended, of the United States (the “1933 Act”) or applicable state securities laws and may only be offered, sold and issued in transactions not subject to, or pursuant to exemptions from, such registration requirements and the registration and prospectus requirements in Canada. Accordingly, the activities of Global shall be limited to the location, identification and introduction to the Company of:

(a)

‘accredited investors’ (as defined in Rule 501(a) of Regulation D (“Regulation D”) under the 1933 Act – “U.S. Accredited Investors”) located in the United States or who are ‘U.S. persons’ (as defined in Rule 902(k) of Regulation S (“Regulation S”) under the 1933 Act – “U.S. Persons”); and

(b)

investors located outside of the United States and Canada who are not U.S. Persons and are able to purchase such securities in ‘offshore transactions’ (as such term is defined in Rule 902(h) of Regulation S under the 1933 Act) in accordance with applicable securities law.

EURASIAN MINERALS INC.
February 25, 2011

Finder’s Representations, Warranties and Covenants

The Finder represents and warrants to, and covenants with, the Company that it:

(a)	is a validly created limited partnership with an office at the address set out on the first page hereof;

(b)	is acquiring the Finder’s Fee as principal for its own account and not for the benefit of any other person nor with a view to distribution;

(c)	is a U.S. Accredited Investor and an ‘accredited investor’ as defined in National Instrument 45- 106 Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(d)

is duly registered and in good standing with respect thereto as a broker-dealer under applicable securities legislation in the United States and all states in which it is carrying out activities in connection with the Services and is a member in good standing with the Financial Industry Regulatory Authority, Inc. (known as ‘FINRA’);

(e)

will not make any representations concerning the Company not authorized by the Company in writing or untrue statement of a material fact nor omit to state a material fact required to be stated or necessary to make any statement not misleading;

(f)

shall not (i) offer to sell, or solicit an offer to buy, Units to, or for the benefit or on behalf of, any U.S. Person or person in the United States, except as provided in this Agreement, or otherwise engage in or issue any ‘general solicitation’ or ‘general advertising’ as such terms are defined in Rule 502(c) of Regulation D under the 1933 Act (“General Solicitation or General Advertising”) such as any advertisement, article, notice, or other communication mentioning the Private Placement, the Company or the Company’s securities nor in any manner involving a public offering within the meaning of Rule 506 of Regulation D, (ii) publish in any newspaper, magazine or similar medium or broadcast over television, radio or the Internet any information regarding the Company, its securities or the Private Placement, or (iii) host or participate in any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising regarding the Company, its securities or the Private Placement;

(g)

has not made or engaged nor shall it make or engage, except as provided in this Agreement, in any Directed Selling Efforts in the United States regarding the Company, its securities or the Private Placement. “Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S and which, in general terms involves, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the Units, Shares, Warrants and Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Private Placement;

(h)

shall make introductions only to potential investors (i) in the United States or who are U.S. Persons that Global has a reasonable basis to believe, and does reasonably believe, are U.S. Accredited Investors and with whom the Finder has pre-existing business relationships and who the Finder reasonably believes are qualified to participate in the Private Placement, and (ii) outside the United States and Canada to persons who are not U.S. Persons, who will purchase securities in ‘offshore transactions’ in compliance with Rule 903 of Regulation S under the 1933 Act and in accordance with applicable law of the jurisdiction;

EURASIAN MINERALS INC.
February 25, 2011

(i)

shall conduct its activities in such a manner that (i) the exemptions from registration for the offer and sale of the securities in the Private Placement to purchasers in the United States and to U.S. Persons under Rule 506 of Regulation D under the 1933 Act and any applicable state securities laws or any order, rule or regulation promulgated thereunder are available, (ii) the exclusion from registration for the offer and sale of the securities in the Private Placement outside the United States to purchasers other than U.S. Persons are available under Regulation S under the 1933 Act, and (iii) complies with all applicable United States federal and state broker-dealer requirements;

(j)

has and shall maintain all business and professional licenses, registrations and permits necessary or appropriate, and agrees to obtain and maintain any such license, registration or permit that may hereafter become necessary or appropriate, under all applicable laws and regulations, and shall otherwise comply with all applicable laws and regulations to complete the services under this Agreement; and

(k)	will only provide the Services, and receive the Finder’s Fee, in compliance with the laws of the jurisdictions in which the Private Placement is offered and sold.

All representations and warranties contained herein are accurate as of the date hereof and will be accurate as of the date of the closing of the Private Placement.

Company’s Representations, Warranties and Covenants

The Company represents and warrants to, and covenants with, the Finder that:

(a)

all information disclosed to the public through its filings on SEDAR and the Company’s website, is accurate in all material respects and does not omit to state any material fact required to be stated or necessary to prevent a statement therein from being false or misleading in the circumstances in which it was made;

(b)

it is a ‘foreign issuer’ within the meaning of Regulation S and reasonably believes there is no Substantial U.S. Market Interest in the Shares or Warrants or any other equity securities of the Company. “Substantial U.S. Market Interest” means ‘substantial U.S. market interest’ as that term is defined in Regulation S;

(c)

except with respect to offers and sales to U.S. Accredited Investors within the United States made in reliance upon any exemption from registration under Rule 506 of Regulation D, neither it nor any person acting on its behalf (other than the Finder, for which no representation or warranty is made), has made or will make any:

	(i)	offer to sell, or any solicitation of an offer to buy, any Units Shares to a U.S. Person or a person in the United States; or

	(ii)	sale of Units unless, at the time the buy order was or will have been originated

(1)	the purchaser is outside the United States and not a U.S. Person, or

EURASIAN MINERALS INC.
February 25, 2011

(2)	the Company and any person acting on its behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person;

(d)	during the period in which the Units are offered for sale, neither it nor any person acting on its behalf (other than the Finder, for which no representation or warranty is made) has:

(i) made or will make any Directed Selling Efforts, or

(ii)

engaged in, or will engage in, any form of General Solicitation or General Advertising with respect to the Private Placement, the Company or its securities in the United States or to U.S. Persons, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet, or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising; and

(e)	all representations and warranties made by it in the Subscription Agreement are incorporated by reference herein and made to and for the benefit of the Finder.

All representations and warranties contained herein are accurate as of the date hereof and will be accurate as of the date of the closing of the Private Placement.

Conditions of Closing

It shall be a condition precedent to the closing of the Private Placement as it relates to investors introduced by the Finder that the Company shall:

(a)

prepare forms of the Subscription Agreement, Warrant and Compensation Warrant certificates and any indentures and other agreements required in connection with the Private Placement, in consultation with, and subject to the approval of, acting reasonably, the Finder and its legal counsel; and

(b)

deliver to the Finder and its legal counsel an opinion regarding various Canadian egal matters related to the Private Placement and a certificate of an executive officer of the Company regarding various factual matters, in each case in a form reasonably acceptable to the Finder and its legal counsel.

At the closing, the Finder will provide a certificate, substantially in the form attached hereto, relating to the conduct of the Private Placement by it in the United States and to, or for the account or benefit of, U.S. Persons.

Resale Restrictions, Legend Removal and Registration Rights

The Finder acknowledges that securities to be offered in the Private Placement (including Warrant Shares) and issued in connection with the Finder’s Fee shall be subject to restricted resale periods in Canada and the United States and will bear all legends required under the 1933 Act and National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators and by the Exchange.

The Company will, after the four month anniversary of the closing of the Private Placement, use its commercially reasonable efforts to cause any legends restricting the resale of the Shares issued under the Private Placement (including Warrant Shares) to (i) purchasers in the United States or U.S. Persons introduced to the Company by the Finder (collectively, “U.S. Purchasers”), or (ii) the Finder to be removed, at its expense, on the following basis:

EURASIAN MINERALS INC.
February 25, 2011

(a)

prior to the 12 month anniversary of the closing of the Private Placement, on a ‘will sell’ basis (that is, prior to the sale thereof) if (i) the U.S. Purchaser or the Finder, as the case may be, is not an ‘affiliate’ (as defined in Rule 144 of the 1933 Act) of the Company, (ii) the U.S. Purchaser or the Finder, as the case may be, and its broker provide, at their expense, to the Company and its transfer agent a certification and affirmation in substantially the forms attached to the Subscription Agreement (for the U.S. Purchasers) and hereto (for the Finder) confirming that such sale will be in compliance with Rule 904 of Regulation S of the 1933 Act, and (iii) the Company has not advised Global that the Company is not a ‘foreign issuer’ (as defined in Rule 902(e) of Regulation S under the 1933 Act); and

(b)

after the 12 month anniversary of the closing of the Private Placement, the Company will provide its transfer agent with instructions and, if necessary, arrange for legal opinions from its legal counsel confirming that the legends are no longer required under the applicable requirements of Rule 144 under the 1933 Act and state securities laws and may be removed from all certificates for Shares issued to U.S. Purchasers or the Finder, as the case may be, that provide, at their expense, to the Company and its transfer agent and legal counsel a written representation, in a form acceptable to the Company and its counsel, regarding various matters, including that they are not ‘affiliates’ of the Company, together with such other documents as the Company and its counsel may reasonably request.

Should the Company file with the United States Securities and Exchange Commission, before the 12 month anniversary of the closing of the Private Placement, anniversary of the expiry of the Warrants, a registration statement under the 1933 Act to register its shares for distribution or resale in the United States, Global and all U.S. Purchasers holding restricted Shares or Warrant Shares shall be entitled to have such Shares and Warrant Shares registered at the Company’s expense, subject to the discretion of underwriters to reduce the size of the registration or offering. If the Company does not file such a registration statement, it shall use its commercially reasonable efforts to remain a ‘foreign private issuer’ (as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, of the United States) until the 12 month anniversary of the expiry of the Warrants.

Indemnification

The Company shall indemnify the Finder against any liabilities arising hereunder as set out on the attached Indemnity.

[Balance of page is intentionally blank]

EURASIAN MINERALS INC.
February 25, 2011

Acceptance

If the foregoing correctly reflects our agreement please sign below where indicated.

Yours truly,

GLOBAL RESOURCE INVESTMENTS, LTD.

Per:

Name Position

ACKNOWLEDGED and AGREED
as of the 25th day of February, 2011

EURASIAN MINERALS INC.

Per:

Name Position

INDEMNITY

The Company hereby agrees to indemnify and hold the Finder and each of the directors, officers, employees and shareholders of the Finder (together called the “Finder’s Group”) harmless from and against any and all expenses, losses, claims, actions, damages or liabilities, whether joint or several (including amounts paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and defending any claim that may be made against the Finder’s Group or to which the Finder’s Group may become subject or otherwise involved in any capacity insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based upon, directly or indirectly, any breach of a representation, warranty or covenant of the Company in this Agreement or the Subscription Agreement. This indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	any member of the Finder’s Group has, in the course of such performance, been negligent or dishonest, engaged in willful misconduct, acted in bad faith or committed any fraudulent act; and

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by such negligence, dishonesty, willful misconduct, bad faith or fraud.

If any claim contemplated hereby is asserted against, or any potential claim contemplated hereby comes to the knowledge of, any member (the “Indemnified Party”) of the Finder’s Group, the Indemnified Party shall notify the Company as soon as possible of the nature of such claim (but any failure or delay to so notify shall not affect the Company’s liability under this indemnity except to the extent that such failure or delay prejudices the rights of the parties in defending such claim or results in increased liability to the Indemnified Party or the Company) and the Company shall be entitled (but not required) to assume the defense on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defense shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of the Company and the Indemnified Party, such consent not to be unreasonably withheld. Any Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defense thereof and the fees and expenses of such counsel shall be at the expense of that Indemnified Party unless:

(a)

the Company fails to assume the defense of such suit on behalf of the Indemnified Party within a reasonable period of receiving notice of such suit and, in the absence of evidence to the contrary, the expiration of such period shall be deemed to occur on the second clear business day immediately preceding the date by which the Indemnified Party is required by law to take action (such as the filing of an appearance, notice or other document) in connection with defending such suit;

(b)	the employment of such counsel has been authorized by the Company; or

(c)

the named parties to any such suit include both the Indemnified Party and the Company and the Indemnified Party has been advised by counsel that there may be one or more defenses available to the Indemnified Party different from or in addition to those available to the Company, whereupon, in any of such cases, the Company shall not have the right to assume the defense of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party but the Company shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties as a group.

If for any reason (other than the occurrence of one of the preceding events) the foregoing indemnification is unavailable to the Finder’s Group or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Finder’s Group as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Finder on the other hand but also the relative fault of the Company and the Finder’s Group, as well as any relevant equitable considerations provided that, in any event, the Company shall contribute to the amount paid or payable by the Finder’s Group as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the fees received by the Finder hereunder.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, extend to the Finder’s Group on the same terms and conditions as set out herein and be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of any of the Finder’s Group.

The foregoing provisions shall survive the completion of Services.

2

FINDER’S CERTIFICATE

In connection with the private placement (“Private Placement”) in the United States and to, or for the account or benefit of, U.S. Persons of the units (the “Units”) of common shares and warrants of Eurasian Minerals Inc. (the “Company”) pursuant to the Finder's Agreement dated February 25, 2011 (the “Finder Agreement”) between Global Resource Investments, Ltd. (“Global”) and the Company, Global does hereby certify as follows:

(i)           Global is, and was throughout the Private Placement, duly registered as a broker-dealer with the United States Securities and Exchange Commission (known as the ‘SEC’) and with each state securities regulatory authority in whose jurisdiction it has introduced subscribers to the Company to purchase the Units, and is and was throughout the Private Placement a member in good standing with the Financial Industry Regulatory Authority, Inc. (known as ‘FINRA’);

(ii)          All offers of Units in the United States by Global have been effected in accordance with all applicable United States federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii)          In respect of the Units offered by Global within the United States and to, or for the benefit or account of, U.S. Persons (collectively, “U.S. Offerees”), Global had reasonable grounds to believe and did believe, immediately prior to the Private Placement, that each U.S. Offeree was a U.S. Accredited Investor and, on the date hereof, Global continues to believe that each U.S. Offeree purchasing Units is a U.S. Accredited Investor;

(iv)           No form of Directed Selling Efforts or General Solicitation or General Advertising was used by Global in connection with the offer of the Units in the United States or to, or for the account or benefit of, U.S. Persons; and

(v)            Global’s activities in connection with the Private Placement have been conducted in accordance with the Finder Agreement and, in the United States, to, or for the account or benefit of, U.S. Persons in accordance with the requirements of Rule 506 of Regulation D and, outside of the United States, in accordance with the requirements of Regulation S.

Terms used in this certificate have the meanings given to them in the Finder Agreement.

DATED this _______ day of •, 2011 [to be dated as of the Closing Date]

GLOBAL RESOURCE INVESTMENTS, LTD.

[SPECIMEN]
By:

Name Position

7770 El Camino Road • Carlsbad, CA 92009 (760) 943-3939 • (800) 477-RULE • Fax: (760) 943-3938 • www.globalresourceinvestments.com

CERTIFICATION FOR REMOVAL OF U.S. LEGEND

To:	COMPUTERSHARE INVESTOR SERVICES INC.
as registrar and transfer agent for the common shares of
EURASIAN MINERALS INC. (the “Company”)

The undersigned is the holder of __________________________ common shares of the Company (the “Shares”), evidenced by certificate no(s). ______________________________, which are “restricted shares” (as defined in Rule 144 under the United States Shares Act of 1933 (the “1933 Act”)) and may not be offered or sold by the undersigned unless the Shares are registered under the 1933 Act or the offer and sale is made pursuant to an available registration exemption. The share certificate(s) has (have) a legend (the “Restrictive Legend”) referring to the 1933 Act and such resale restrictions.

The undersigned understands that Rule 904 of Regulation S under the 1933 Act contains an exemption for “offshore resales” of securities notwithstanding that the Shares are “restricted shares”. Accordingly, the undersigned wishes to offer and sell the Shares pursuant to Rule 904 and hereby requests the Company facilitate such offer and sale by removing the Restrictive Legend so that the Shares may be deposited with a registered broker-dealer (the “Broker”) in advance of an offer and sale described below.

In order to induce the Company to remove the Restrictive Legend, the undersigned agrees that (i) any sale of the Shares into the public markets while they remain “restricted shares” will be made solely in an “offshore resale” pursuant to the requirements of Rule 904, (ii) the Broker will maintain custody of the certificate(s) representing the Shares and (iii) if the undersigned directs the Broker to deliver out such certificate(s) other than pursuant to an “offshore resale”, such certificate(s) will first be returned to the Company’s transfer agent for re-imposition of the Restrictive Legend and the undersigned will pay any fee imposed by the transfer agent for performing this service, and the undersigned represents and warrants to the Company, its transfer agent and their agents that:

(1)	the undersigned is not an “affiliate” of the Company (as that term is defined in the 1933 Act);

(2)

the sale of the Shares will be executed in, on or through the facilities of the TSX Venture Exchange or Toronto Stock Exchange or another “designated offshore securities market” (as defined in Regulation S) and neither the undersigned nor any person acting on its behalf will know that the transaction has been pre-arranged with a buyer in the United States;

(3)

neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in connection with the offer and sale of the Shares;

(4)	the sale will be bona fide and not for the purpose of “washing off” the Restrictive Legend;

(5)	the undersigned does not (i) have a “short position” the securities being sold; nor (ii) intend to replace the Shares with fungible unrestricted shares of the Company; and

(6)

the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

The undersigned understands that the Company, its transfer agent and others are relying upon the representations contained in this declaration and agrees their counsel shall be entitled to rely upon the representations, warranties and covenants contained in this Certification to the same extent as if it had been addressed to them.

By: _________________________________________________________   Date: __________________________
              Signature

Name (please print) _____________________________________________

AFFIRMATION BY SELLER’S BROKER-DEALER

We have read the foregoing representations of our customer _______________________________________ (the “Seller”) dated _______________________________________ with regard to our sale, for the Seller’s account, of the _______________________________________shares of the Company, represented by certificate number ____________________________, (the “Shares”) described therein, and on behalf of ourselves we certify and affirm that

(1)	we have no knowledge that the transaction has been or will be pre-arranged with a buyer in the United States,

(2)	the transaction will be executed on or through the facilities of the TSX Venture Exchange or Toronto Stock Exchange, and

(3)	neither we, nor any person acting on our behalf, has engaged or will engage in any “directed selling efforts” in connection with the offer and sale of the Shares.

We will maintain custody of the certificate(s) representing the Shares and, if the Seller directs us to deliver out such certificate(s) other than pursuant to an “offshore resale”, such certificate(s) will first be returned to the Company’s transfer agent for re-imposition of the Restrictive Legend.

Terms used herein have the meanings given to them by Regulation S.

___________________________________________________
           Name of Firm

By:     ______________________________________________
           Authorized Officer

Date: ______________________________________________

Note: For purposes of the foregoing:

  “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a person.

  “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares. This would include, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States.

  "offshore transaction" means an offer and sale of securities in which:

1.	the offer is not made to a person in the United States; and

2.	either:

(a) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States; or

(b)

the transaction is executed in, on or through the facilities of a the TSX Venture Exchange, Toronto Stock Exchange or other ‘designated offshore securities market’ (as defined in Regulation S), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.